CURTISS MOTORCYCLE COMPANY, INC

SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "**Agreement**") is entered into by and between Curtiss Motorcycle Company, Inc, a Delaware corporation (the "**Company**"), and the individual or entity whose name appears on the last page of this Agreement (the "**Investor**").

The Investor understands that the Company proposes to offer and sell to "accredited investors," as defined in Rule 501 of Regulation D, and "non-accredited investors" an aggregate maximum of 5,350,000 shares of common stock (the "**Shares**") in accordance with Form C, attached to this subscription agreement, and pursuant to Title III of the JOBS Act of 2012 and Securities and Exchange Commission Crowdfunding Rules promulgated by the Securities and Exchange Commission (the "**SEC**") under the Securities Act of 1933 (the "**Securities Act**"), and corresponding state exemptions or preemption provisions (the "**Offering**"). Some investors may qualify to subscribe pursuant to Rule 506(c) of Regulation D. Those investors will be notified.

The Investor and the Company agree as follows:

1.   *Subscription.* Subject to the terms and conditions of this Subscription Agreement, the Investor hereby subscribes for and agrees to purchase the number of Shares set forth on the Signature Page (the "**Subscription**"). Simultaneously with the execution of this Subscription Agreement, the Investor is funding, in full, the amount of his, her, or its Subscription as set forth herein, in the form of an electronic payment through the Wefunder platform. The dollar amount so subscribed is hereby irrevocably tendered as a contribution to the capital of the Company.

2.   *Acceptance of Subscription.* The Investor acknowledges that the Company has the right to accept or reject this Subscription and that this Subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is signed by the Company and a copy returned to the Investor. The Company shall accept or reject the Subscription within five (5) business days of receipt of this executed Subscription Agreement or the payment for the Subscription, whichever shall be later received by the Company.

3.   *Representations and Warranties of the Company*. The Company represents and warrants to the Investor that the following are true and correct in all material respects as of the date of this Agreement.

      3.1   Organization and Standing. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to carry on its business as presently conducted.

      3.2   Corporate Power. The Company has all requisite legal and corporate power to execute and deliver this Agreement, to sell and issue the Shares hereunder, and to carry out and perform its obligations under the terms of this Agreement.

      3.3   Common Stock. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company and no common shares are subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. Each share of common stock is entitled to one (1) vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights.

3.4 Authorization. All corporate action on the part of the Company, its officers and directors necessary for the authorization, execution, delivery and performance by the Company of this Agreement, the authorization, issuance, sale and delivery of the Shares, and the performance of all of the Company's obligations hereunder has been taken. This Agreement, when executed and delivered by the Company, shall constitute a valid and legally binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. The Shares, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances created by the Company; provided, however, that the Shares will be subject to restrictions on transfer under applicable securities laws as set forth herein.

3.5 Litigation. There is no material action, proceeding or investigation pending, or to Company's knowledge threatened, against the Company or its officers, directors or stockholders, or, to the Company's knowledge, against employees or consultants of the Company which might result, either individually or in the aggregate, in any material adverse change in the business, prospects, conditions, affairs or operations of the Company. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or which the Company currently intends to initiate.

4. ***Representations and Warranties of the Investor.*** The Investor hereby represents and warrants to the Company as follows:

4.1 Authorization. This Agreement, when executed and delivered by the Investor, will constitute a valid and legally binding obligation of the Investor, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application relating to or affecting enforcement of creditors' rights. The Investor is a resident of the state set forth on the Signature Page hereto and is not acquiring the Shares as a nominee or agent or otherwise for any other person. The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells Shares and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Company shall have no responsibility therefor.

4.2 Accredited Investor. Accredited Investors qualify to subscribe pursuant to Rule 506(c) of Regulation D. Accredited Investors will either be verified by Wefunder or the Company's attorney. Accredited Investors not in the Wefunder database may be required to complete an Accredited Investor verification form.

4.3 Restricted Securities. The Investor understands that the Shares have not been and will not be registered pursuant to the Securities Act, or any state securities act, and thus are "restricted securities" as defined in Rule 144 promulgated by the SEC. Accordingly, the Investor hereby acknowledges that he, she, or it is prepared to hold the Shares for an indefinite period.

4.4 Investment Purpose. The Investor acknowledges that the Shares are being purchased for his, her, or its own account, for investment, and not with the present view towards the distribution, assignment, or resale to others or fractionalization in whole or in part. The Investor further acknowledges that no other person has or will have a direct or indirect beneficial or pecuniary interest in the Shares.

4.5   Limitations on Resale; Restrictive Legend. The Investor acknowledges that he, she, or it will not sell, assign, hypothecate, or otherwise transfer any rights to, or any interest in, the Shares except (i) pursuant to an effective registration statement under the Securities Act, or (ii) in any other transaction which, in the opinion of counsel acceptable to the Company, is exempt from registration under the Securities Act, or the rules and regulations of the SEC thereunder. The Investor also acknowledges that an appropriate legend will be placed upon each of the certificates representing the Shares stating that they have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sale of the shares. The Investor understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even when the Shares become freely transferable, a secondary market in the Shares may not develop.

4.6   Information. The Investor, or if the Investor is an entity, its undersigned representative, has been furnished, on paper or through the Wefunder platform, (i) with all requested materials relating to the business, finances, management, and operations of the Company; (ii) with information deemed material to making an informed investment decision; and (iii) with additional requested information necessary to verify the accuracy of any documents furnished to the Investor by the Company. The Investor has been afforded the opportunity to ask questions of the Company and its management and to receive answers concerning the terms and conditions of the Offering. The Investor confirms that he, she, or it is not relying and will not rely on any communication (written or oral) of the Company, Wefunder, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, Wefunder or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, Wefunder nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Shares. The Investor acknowledges that neither the Company, Wefunder nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the Investor's authority or suitability to invest in the Shares.

4.7   Documents. The Investor, or if the Investor is any entity, its undersigned representative, has received, online or on paper, and read in their entirety: (i) this Subscription Agreement and each representation, warranty, and covenant set forth herein; and (ii) the Form C. Such person has relied upon the information contained therein and has not been furnished any other documents, literature, memorandum, or prospectus.

4.8   Knowledge and Experience in Business and Financial Matters. The Investor, either individually or together with his, her, or its advisors, has such knowledge and experience in business and financial matters that he, she, or it is capable of evaluating the risks of the prospective investment, and that the financial capacity of such party is of such proportion that the total cost of such person's commitment in the Shares would not be material when compared with his, her, or its total financial capacity.

4.9   Brokers or Finders. The Investor has not engaged any brokers, finders, or agents and has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finder's fee or agents' commissions or any similar charges in connection with this Agreement and the transactions contemplated hereby.

4.10   Investment Limit. Including the amount set forth on the signature page herto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

4.11   Company Acceptance; Abandonment. The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before acceptance by the Company, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Company's acceptance, taking into account all information received by the Investor. The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering without raising the maximum proceeds.

5.   *Miscellaneous.*

5.1   Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing (including electronic format) and shall be effective (i) upon delivery in person (including by reputable express courier service) at the address set forth below; (ii) upon delivery by facsimile (as verified by a printout showing satisfactory transmission) at the facsimile number designated below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); (iii) by electronic mail (as verified by a printout showing satisfactory transmission) at the electronic mail address set forth below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); or (iv) upon three business days after mailing with the United States Postal Service if mailed from and to a location within the continental United States by registered or certified mail, return receipt requested, addressed to the address set forth below. Any party hereto may from time to time change its physical or electronic address or facsimile number for notices by giving notice of such changed address or number to the other party hereto in accordance herewith.

If to the Company at:	Curtiss Motorcycle Company, Inc 3029 2nd Avenue South Birmingham, Alabama 35233 Attention: H. Matthew Chambers, President Facsimile No.: (205) 324-8047 Email Address matt@curtissmotorcycles.com
With a copy (which shall not constitute notice) to:	Brian Higley, Esq. Business Legal Advisors, LLC 3889 Coastal Dune Drive South Jordan, Utah 84009 Facsimile No. (801) 634-1984 Email Address brian@businesslegaladvisor.com

5.2   Default. Should any party to this Agreement default in any of the covenants, conditions, or promises contained herein, the defaulting party shall pay all costs and expenses, including a reasonable attorney's fee, which may arise or accrue from enforcing this Agreement, or in pursuing any remedy provided hereunder or by statute.

5.3   Assignment. This Agreement may not be assigned in whole or in part by the parties hereto without the prior written consent of the other party or parties, which consent shall not be unreasonably withheld.

5.4   Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their heirs, executors, administrators, successors and assigns.

5.5   Partial Invalidity. If any term, covenant, condition, or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or application of such term or provision to persons or circumstances other than those as to which it is held to be invalid or unenforceable shall not be affected thereby and each term, covenant, condition, or provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

5.6   Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all negotiations, representations, prior discussions, and preliminary agreements between the parties hereto relating to the subject matter of this Agreement.

5.7   Interpretation of Agreement. This Agreement shall be interpreted and construed as if equally drafted by all parties hereto.

5.8   Survival of Covenants, Etc. All covenants, representations, and warranties made herein to any party, or in any statement or document delivered to any party hereto, shall survive the making of this Agreement and shall remain in full force and effect until the obligations of such party hereunder have been fully satisfied.

5.9   Further Action. The parties hereto agree to execute and deliver such additional documents and to take such other and further action as may be required to carry out fully the transactions contemplated herein. Specifically, upon request the Investor agrees to provide the transfer agent with his, her, or its social security number or EIN number.

5.10   Amendment. This Agreement or any provision hereof may not be changed, waived, terminated, or discharged except by means of a written supplemental instrument signed by the party or parties against whom enforcement of the change, waiver, termination, or discharge is sought.

5.11   Full Knowledge. By their signatures, the parties acknowledge that they have carefully read and fully understand the terms and conditions of this Agreement, that each party has had the benefit of counsel, or has been advised to obtain counsel, and that each party has freely agreed to be bound by the terms and conditions of this Agreement.

5.12   Headings. The descriptive headings of the various sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

5.13   Counterparts. This Agreement may be executed in two or more partially or fully executed counterparts, each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument.

5.14   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama without regard to conflict of law principles.

5.15   Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provision of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

[*Signature Page to Follow*]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:

Curtiss Motorcycle Company, Inc.

Founder Signature

_____

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By:_____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT A

OFFERING MEMORANDUM

PART II OF THE OFFERING STATEMENT (EXHIBIT A TO FORM C)

October 31, 2018

Curtiss Motorcycle Company, Inc.
3029 Second Ave South
Birmingham, AL 35233
www.curtissmotorcycles.com
205-324-9888

UP TO 5,350,000 SHARES OF COMMON STOCK

Curtiss Motorcycle Company, Inc. ("**Curtiss Motorcycle Company**," "**CMOT**," the "**company**," "**we**," or "**us**"), is offering up to $1,070,000 worth of CMOT common stock. The minimum target amount under this Regulation CF offering is $100,000 (the "**Target Amount**"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by December 31, 2018. The company is making concurrent offerings under both Regulation CF and Regulation D (the "**Combined Offerings**"). Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering no securities will be sold in the Regulation CF offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to 1,070,000 (the "**Maximum Amount**") on a first come, first served basis. If the company reaches the Target Amount prior to December 31, 2018, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

On March 30, 2016, we effected a termination of the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and suspended our reporting obligations under Section 15(d) of the Exchange Act, by filing a Form 15 with the Securities and Exchange Commission ("**SEC**") on March 30, 2016. As a result, we are no longer subject to the reporting requirements of the Exchange Act and no longer file annual, quarterly and current reports, and other information with the SEC. Copies of our most recent reports filed with the SEC prior to the filing of the Form 15, including our annual report on Form 10-K filed with the Commission on April 16, 2015, and the subsequent reports filed by us under Sections 13(a), 14(a), 14(c), and 15(d) of the Exchange Act (collectively, the "**SEC Reports**") may be viewed, with prior filings, on the SEC website at http://www.sec.gov.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORWARD-LOOKING STATEMENTS

This Memorandum contains forward looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this Memorandum, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including "**anticipates**," "**believes**," "**can**," "**continue**," "**could**," "**estimates**," "**expects**," "**intends**," "**may**," "**plans**," "**potential**," "**predicts**," or "**should**" or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "**RISK FACTORS**" or elsewhere in this Memorandum, which may cause our or our industry's actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this Memorandum. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled "**RISK FACTORS**" and elsewhere in this Memorandum could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this Memorandum to conform our statements to actual results or changed expectations.

THE OFFERING

Company	Curtiss Motorcycle Company, Inc., a Delaware corporation incorporated on May 5, 2005. The company's website is www.curtissmotorcycles.com
Corporate Address	3029 2nd Avenue South, Birmingham, AL 35233
Description of Business	Curtiss Motorcycle Company is a technology company focused on the development and commercialization of its "One Life – One Bike" technology. All Curtiss battery electric bikes are designed with the future in mind. As technology advances, Curtiss battery electric motorcycles will be able to adapt making them the first inter-generational battery electric motorcycle.
Type of Security Offering	Common Stock, par value $0.001 per share
Offering Price	$0.20 per share
Target Amount of Offering	500,000 common shares ($100,000)
Maximum Amount of Offering	5,350,000 common shares ($1,070,000)
Minimum Investment per Investor	$1,000 unless waived by us
Offering Costs	We estimate that the costs of this offering will be approximately $53,500, including costs for attorney's and accounting fees.
Term of Offering	Subject to earlier termination described below, this offering will terminate not later than April 30, 2019, unless extended by us for up to an additional 90 days and may be terminated by us earlier without prior notice and before all of the shares are sold.
Escrow of Proceeds	Proceeds from this offering will be placed in escrow with WeFunder. If for any reason the minimum proceeds are not deposited into escrow on or before December 31, 2019, this offering will terminate with no shares being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom.

Selling Commissions	The shares will be sold by management who will receive no selling commissions or remuneration for the sale of the shares.
Closings	If we reach the target amount ($100,000) prior to the offering deadline, we will continue to sell the shares on a first come first served basis up to the maximum offering and will conduct the first of the multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent material change that would require an extension of the offering and reconfirmation of the investment commitment).
Use of Proceeds	Net proceeds from this offering will be allocated for working capital, producing prototypes, and inventory.
Shares Outstanding:	
Before Offering	46,163,922 Shares
After Offering	51,513,922 Shares
Risk Factors	The shares offered herby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading "**RISK FACTORS**" below.

The price of the shares has been determined by the company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the company or any other recognized criteria or value.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described set forth below. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Business

Current information about our company, including financial statements, is not publicly available.

On March 30, 2016, we effected a termination of the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and suspended our reporting obligations under Section 15(d) of the Exchange Act, by filing a Form 15 with the Securities and Exchange Commission ("**SEC**") on March 30, 2016. As a result, we are no longer subject to the reporting requirements of the Exchange Act and no longer file annual, quarterly and current reports, and other information with the SEC. Since the filing of the Form 15, we have also failed to post financial statements on the OTC Markets. Due to the termination and suspension of our reporting obligations with the SEC and our failure to post financial statements on the OTC Markets, there is limited public information about the current state of our company. Due to limited public information currently available about our company, an investment in our company is accompanied with a high degree of risk due to lack of information.

Without the sale of all of the Shares, we may not have sufficient funds to meet our future cash flow requirements.

We estimate that the net proceeds from the sale of the Shares will meet our Advertising and Research and Development cash flow requirements as we transition to Curtiss Electric Motorcycles. Curtiss is able to meet its cash flow needs from operations, although without further funds from this offering or otherwise, we may not be able to implement our Curtiss growth plans. These estimates are based upon management's assumptions of the cash flow requirements of the company and projected future obligations. If any of these assumptions is inaccurate or if we are for any reason unable to meet our sales projections, we may require additional funding beyond the funds generated from the sale of the Shares. In order to satisfy these cash flow needs we may be required to seek additional outside funding in the form of equity or debt offerings. Unless we are able to secure additional funding before the current funds are exhausted, we will not be able to complete our business plan as currently anticipated. In part, we may be required to reduce current operations or lay off workers to preserve capital resources, which would have a negative impact on our business. It is also possible that the terms for additional funding may be less favorable to the company than the terms of this offering and could result in further dilution to the investors herein.

We are a development-stage company with a history of losses and we may never achieve or sustain profitability.

As of June 30, 2018, shareholders' equity was $136,284 and working capital was $23,736. Our ability to generate profits in the future will depend on a number of factors, including our ability to:

- effectively manufacture, market, and distribute our motorcycles in commercial quantities;
- obtain market acceptance of our motorcycles;
- expand our capabilities in terms of personnel, equipment, and internal systems to manage our growth effectively;
- compete within our targeted market; and
- maintain control over substantial costs relating to the commercialization, production, and marketing of our motorcycle products, including ongoing design and development costs relating to new products and improvements or alterations to existing products.

Many of these factors will depend on circumstances beyond our control. We were profitable in fiscal year 2016-2017 and 2017-2018; however, we had never been profitable prior to the 2016-2017 fiscal year and we may not achieve future profitability in the foreseeable future, if at all. We can give you no assurance that we will generate future revenues, or that any revenues we do generate will be sufficient for us to continue operations or sustain profitability.

Since 2009, we have been a growth-oriented luxury brand motorcycle company with little operating history compared with larger motorcycle companies.

Since the commencement of our growth strategy in the design, manufacture and sale of our motorcycles in 2009, we had been focused primarily on developing, producing, and marketing our premium big v-twin motorcycle models. Our operating history within this segment was limited and, combined with global economic conditions, we have not realized significant revenues from our petrol product sales. We changed to battery-powered electric motorcycles in January 2018 after seven years of development. As the only luxury brand battery-powered electric motorcycle, we hope to become a leader in the category; however, you should evaluate the likelihood of our anticipated financial and operational success in light of the uncertainties and complexities inherent in a development-stage venture, many of which are beyond our control, including:

- our ability to successfully launch the Curtiss brand;
- our ability to distribute, sell and market our final Curtiss products;
- our ability to distribute, sell and market our first and final Curtiss petrol products;
- our ability to distribute, sell and market our new Curtiss electric products;
- our ability to develop new products;
- the performance of our motorcycle products;
- the significant and ongoing funds needed to achieve our production, marketing, and sales objectives;
- the appeal of our products to dealers and consumers; and
- our ability to generate adequate revenue to support our operations.

We depend upon a limited number of outside suppliers for our key motorcycle components and the loss or interruption of services of one or more of our suppliers could materially delay or stop our motorcycle production and substantially impair our ability to generate revenues.

Our heavy reliance on outside suppliers for our components involves risks including limited control over the price, timely delivery and quality of parts. While we believe there are other producers that could satisfy our production needs if any current supplier is unable to supply us with parts in a timely manner and to our specifications, we have other manufacturers which are a more costly secondary source. Although we have manufactured a limited number of motorcycles, we have not commenced commercial scale manufacturing as Confederate and Curtiss is only partnering with vendors and suppliers that will be able to timely supply us with our commercial production needs or have the ability to deliver a finished product. We cannot assure you that any of our vendors and suppliers will be able to meet our future commercial production demands as to volume, quality or timeliness.

An inability to obtain timely delivery of key components of acceptable quality or any significant increases in the prices of components could result in material production delays and reductions in motorcycle shipments. Production delays, increased costs of components or reduction in shipments of our product will seriously impair our ability to generate revenue.

Protecting our proprietary technology and other intellectual property may be costly and ineffective, and if we are unable to protect our intellectual property, we may not be able to compete effectively in our market.

We hold several federal trade names used in our business, including "Hellcat," "Confederate," "Fighter," "Bohemian," "D'Orleans," "El Bandito," "Rake," "Renovatio", "Curtiss," "Copperhead," "Hellrider," "Starfire," "Warhawk," "Zeus," "Hera," "Medusa," and "Art of Rebellion." We hold a patent (U.S. Patent No. 5,857,538 issued on January 12, 1999) for the frame rigidity of our motorcycles. We have no foreign patents which puts us at risk of competition outside of the U.S. We also have website URLs for "Confederate.com", "CurtissMotors.com", "RideCurtiss.com" and "Workandcycle.com." Our business success will depend materially on our ability to protect the intellectual property mentioned above, to preserve our trade secrets, and to avoid infringing the proprietary rights of third parties. In general, our proprietary rights will be protected only to the extent that protection is available and to the extent we have the financial and other resources to enforce any rights we hold. Costly litigation might be necessary to protect our intellectual property or to determine the scope and validity of third-party proprietary rights. If an adverse outcome in litigation finds that we have infringed on proprietary rights of others, we may be required to pay substantial damages and may have to discontinue use of our products or re-design our products. Any claim of infringement may involve substantial expenditures and divert the time and effort of management.

The loss of the services of current management would have a material negative impact on our operations.

We currently depend and will continue to depend on our current management which includes our President and CEO, H. Matthew Chambers, for the foreseeable future. The loss of Mr. Chamber's services could have a material adverse on our operations and prospects. We have an employment agreement with Mr. Chambers running until February of 2024, which would prevent him from leaving and competing with the company. Despite our contractual arrangements with Mr. Chambers, if he were to become ill and unable to work it would substantially affect the company. We have not obtained "key man" insurance coverage on Mr. Chambers.

Our business model of selling our motorcycles at premium prices may not be successful, which could result in the failure of our business.

The premium battery electric street motorcycle industry is a niche market targeting high net worth individuals. The suggested retail prices of our motorcycles will be considerably higher than retail prices of most models in the battery electric market segment. This significant price difference could deter potential customers from purchasing our products. Curtiss will introduce its Series One Curtiss battery electric motorcycles targeted towards high net worth individuals. If our higher prices deter sales significantly, our initial business model would not succeed and our business would likely fail.

Curtiss will only offer electric motorcycles that are targeted towards high income individuals. If the market for prestige brand electric motorcycles is absent or minimal our business will likely fail.

We target sales of our products to a narrow market segments of our industry and therefore, our business is more vulnerable to changes in this market.

We anticipate generating our revenues for the foreseeable future primarily from sales of premium battery electric motorcycles. The premium battery electric market constitutes one segment of the motorcycle industry. As a result of our current focus on only one market segment of one industry, we are more vulnerable to changes in demand in the premium battery electric market than we would be if our business was more diversified.

We have a number of competitors, most of which have greater financial resources than us.

A few of our competitors are more diversified than we, and they may compete in all segments of the motorcycle market, other power sports markets and/or the automotive market. Also, our manufacturer's suggested retail price for our motorcycles is generally higher than our competitors, and if price becomes a more important competitive factor for consumers in the markets in which we compete, we may be at a competitive disadvantage. Our responses to these competitive pressures, or our failure to adequately address and respond to these competitive pressures, may have a material adverse effect on our business and results of operations.

We will face intense competition from existing motorcycle manufacturers that are already well established, have greater customer loyalty, manufacturing, and marketing resources than us.

In the electric motorcycle market, Curtiss will compete with any number of other electric motorcycle companies. Our competition may include: Zero Motorcycles; Čezeta, Victory Motorcycles, Monday Motorbikes, Mahindra, Lightning Motorcycle, Energica Motor Company, Johammer, Evoke Motorcycles, Quantya, Electric Motorsport, Hollywood Electrics, Yo, Lito, Romai, Gogoro, Rondine Motor and Alta Motors. Harley Davidson plans their first all electric motorcycle to be brought to market in 2021.

Our operations are dependent upon attracting and retaining skilled employees, including skilled labor, executive officers and other senior leaders.

Our future success depends on our ability to continue to identify, hire, develop, motivate, retain, and promote skilled personnel for all areas of our organization. Our current and future total compensation arrangements, which include benefits and incentive awards, may not be successful in attracting new employees and retaining and motivating our existing employees. In addition, we must cultivate and sustain a work environment where employees are engaged and energized in their jobs to maximize their performance. If we do not succeed in attracting new personnel, retaining existing personnel, implementing effective succession plans and motivating and engaging personnel, including executive officers, we may be unable to develop and distribute products and services and effectively execute our plans and strategies.

We manufacture products that create exposure to product liability claims and litigation.

To the extent plaintiffs are successful in showing that personal injury or property damage result from defects in the design or manufacture of our products, we may be subject to claims for damages that are covered by insurance. The costs associated with defending product liability claims, including frivolous lawsuits, and payment of damages could be substantial. The reputation of Curtiss and Confederate may also be adversely affected by such claims, whether or not successful.

We do not insure against all potential operating risks. We may incur losses and be subject to liability claims as a result of our operations.

We currently do not maintain insurance to insure against all potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, even if we obtain insurance we may not be able to renew those insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition, results of operations and cash flows.

We must detect issues with our motorcycles or manufacturing processes to avoid recall campaigns, increased warranty costs or litigation, and delays in new model launches.

We must complete any recall campaigns within cost expectations. We must continually improve and adhere to product development and manufacturing processes to ensure high quality products are shipped to dealers. If product designs or manufacturing processes are defective, we could experience delays in new model launches, product recalls, conventional warranty claims, and product liability or unconventional warranty claims, which may involve purported class actions. While we use reasonable methods to estimate the cost of warranty, recall and product liability costs and appropriately reflect those in the financial statements, there is a risk the actual costs could exceed estimates. Further, shipping products with poor quality may also adversely affect our reputation.

We are and may in the future become subject to legal proceedings and commercial or contractual disputes.

We are currently involved in a legal action with a vendor representing a liability of approximately $60,000 at June 30, 2018, which we are in the process of settling. In addition, in March 2010, we identified additional payroll tax liabilities related to individuals, including our CEO and CFO, paid incorrectly as independent contractors in prior periods. We have accrued these payroll tax liabilities which at June 30, 2018, were approximately $21,000, and are making scheduled payments to the IRS to resolve the liability. Further, we have a penalty of approximately $175,000 payable to certain selling stockholders as a penalty for a delayed effectiveness of a reoffering prospectus. In addition, we may be involved in business litigation in the future. The uncertainty associated with substantial unresolved claims and lawsuits may harm our business, financial condition, reputation and brand. The defense of the lawsuits may result in the expenditures of significant financial resources and the diversion of management's time and attention away from business operations. In addition, although we are unable to determine the amount, if any, that it may be required to pay in connection with the resolution of the lawsuits by settlement or otherwise, any such payment may have a material adverse effect on our business and results of operations.

We may participate in joint ventures and/or strategic alliances to develop and operate our planned business. These partnerships or the failure to establish them could have a material adverse effect on our ability to develop and manage our business. In addition, such undertakings may not be successful.

Due to our need for financing, our strategy may include plans to participate in joint ventures and other strategic alliances to develop and operate our motorcycle business. We may develop operations in part through joint ventures and strategic alliances with other parties as well as with additional outside funding. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. Additionally, we may not be able to identify and secure suitable alliance partners. Even if we identify suitable partners, we may be unable to consummate alliances on terms commercially acceptable to us. If we fail to identify appropriate partners, we may not be able to implement our strategies effectively or efficiently.

The global financial crisis may have an impact on our business and financial condition in ways that we currently cannot predict.

Although we have recorded our first profits during fiscal year 2016-2017 and 2017-2018, we cannot predict when we will become sustainably profitable. The uncertain costs of fuel and other consumables may negatively impact costs of our operations. The prices of the metals and resources that are used to manufacture our products are affected by a number of factors, and it is unknown how these factors will be impacted by a continuation of the financial crisis.

We may experience significant returns or warranty claims, which would damage our brand, increase our costs, and impair our ability to achieve profitability.

Currently, our motorcycles have not been widely available for purchase by the general public. As a result, we have no meaningful data regarding the performance or maintenance requirements of our products or any basis on which we can estimate warranty costs. We have products liability insurance in place should we be subject to significant warranty service requirements or product recalls, potential customers may determine that our motorcycles are unreliable and may choose not to purchase them. Further, significant warranty service requirements will result in increased costs to us as a result of the costs of repair or replacement of our product and the costs associated with researching and developing solutions to issues raised by warranty claims. Any significant warranty service requirements or product recalls would increase our costs materially and reduce the value of our brand significantly.

Risks Relating to the Industry

The introduction of new models of motorcycles by our competitors could materially reduce the demand for our products, which would impair our ability to generate revenues or achieve profitability.

Products offered by the motorcycle industry often change significantly and rapidly. Changes may arise because of product design and performance advancements, safety and environmental concerns, or attempts to satisfy the changing tastes of consumers. Our future success will depend on our ability to anticipate and respond to such changes. In our industry, we will be expected to introduce new products or product improvements every year. If we cannot introduce acceptable new models and products annually or if our new models and products do not compete effectively with the new models and products of our competitors, our competitive position in our industry would be harmed. Even if some of our new products or new models are successful, we cannot assure you that we will be able to repeat this success with each new product or new model. If we cannot consistently generate acceptable new products or models, our competitive position will be harmed.

The purchase of recreational motorcycles is discretionary for consumers, and market demand is influenced by many factors beyond our control.

Our current lines of motorcycles are luxury consumer products that are discretionary purchases for consumers. Accordingly, market demand in our industry depends on a number of economic factors affecting discretionary consumer income, such as employment levels, interest rates, taxation rates, consumer confidence levels and general business conditions. Adverse changes relating to one or more of these factors may restrict consumer spending and harm our growth and profitability. In addition, our motorcycles will compete with many other power sports and other recreational products for the discretionary spending of consumers. We cannot assure you that we will be able to compete successfully against other recreational products to capture consumer discretionary expenditures.

Our business is subject to seasonality that may cause our quarterly operating results to fluctuate materially and cause the market price of our common stock to decline.

Motorcycle sales in general are seasonal in nature since consumer demand is substantially lower during the colder season in North America. We may endure periods of reduced revenues and cash flows during off-season months and be required to lay off or terminate some of our employees from time to time. Building inventory during the off-season period could harm our financial results if anticipated sales are not realized. Further, if a significant number of our dealers are concentrated in locations with longer or more intense cold seasons, lack of consumer demand due to seasonal factors may impact us more adversely, further reducing revenues or resulting in reduced revenues over a longer period of time.

Compliance with environmental and safety regulations could increase our production costs, delay introduction of our products and substantially impair our ability to generate revenues and achieve profitability.

We must comply with numerous federal and state regulations governing environmental and safety factors with respect to motorcycles and their use. These various governmental regulations generally relate to air, water and noise pollution, as well as motorcycle safety matters. If we were unable to obtain the necessary certifications or authorizations required by government standards, or fail to maintain them, our business and future operations would be harmed seriously. Use of motorcycles in the United States is subject to rigorous regulation by the Environmental Protection Agency ("**EPA**"), and by state pollution control agencies. Any failure by us to comply with applicable environmental requirements of the EPA or state agencies could subject us to administratively or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product recalls or suspension of production.

Motorcycles are subject to considerable safety standards and requirements under the provisions of the National Traffic and Motor Vehicle Safety Act and the rules promulgated under this Act by the National Highway Traffic Safety Administration ("**NHTSA**"). We could suffer recalls of our motorcycles if they fail to satisfy applicable safety standards administered by the NHTSA. Our business and facilities also are subject to regulation under various federal, state and local regulations relating to manufacturing operations, occupational safety, environmental protection, hazardous substance control and product advertising and promotion. Our failure to comply with any of these regulations in the operation of our business could subject us to administrative or legal action resulting in fines or other monetary penalties or require us to change or cease our business.

Our ability to remain competitive is dependent upon our capability to develop and successfully introduce new, innovative, and compliant products.

The motorcycle market continues to change in terms of styling preferences and advances in new technology and, at the same time, be subject to increasing regulations related to safety and emissions. We must continue to distinguish our products from our competitors' products with unique styling and new technologies. As we incorporate new and different features and technology into our products, we must protect its intellectual property from imitators and ensure our products do not infringe the intellectual property of other companies. In addition, these new products must comply with applicable regulations worldwide and satisfy the potential demand for products that produce lower emissions and achieve better fuel economy. We must make product advancements while maintaining the look, sound, and feel associated with our products. We must also be able to design and manufacture these products and deliver them to the marketplace in an efficient and timely manner. There can be no assurances that we will be successful in these endeavors or that existing and prospective customers will like or want our new products.

Changes in general economic conditions, tightening of credit, political events or other factors may adversely impact dealers' and distributors' retail sales.

The motorcycle industry is impacted by general economic conditions over which motorcycle manufacturers have little control. These factors can weaken the retail environment and lead to weaker demand for discretionary purchases such as motorcycles. Tightening of credit can limit the availability of funds from financial institutions and other lenders and sources of capital which could adversely affect the ability of retail consumers to obtain loans for the purchase of motorcycles from lenders. Should general economic conditions or motorcycle industry demand decline, our results of operations and financial condition may be substantially adversely affected. The motorcycle industry can also be affected by political conditions and other factors over which motorcycle manufacturers have little control.

If we market and sell our products in international markets, we will be subject to additional regulations relating to export requirements, environmental and safety matters, and marketing of our products and distributorships, and we will be subject to the effect of currency fluctuations, all of which could increase the cost of selling our products and substantially impair our ability to achieve profitability in foreign markets.

As a part of our marketing strategy, we intend, in the future, to market and sell our products internationally. In addition to regulation by the U.S. government, our products will be subject to environmental and safety regulations in each country in which we market and sell our motorcycles. Regulations will vary from country to country and will vary from those of the U.S. The difference in regulations under U.S. law and the laws of foreign countries may be significant and, in order to comply with the laws of these foreign countries, we may have to alter our manufacturing practices, product design or marketing efforts. Any changes in our business or products required in response to the laws of foreign countries will result in additional expense to us. Additionally, we may be required to obtain certifications or approvals by foreign governments to market and sell our products in foreign countries. We would also be required to obtain approval from the U.S. government to export our products. If we are delayed in receiving, or are unable to obtain, import or export clearances, or if we are unable to comply with foreign regulatory requirements, we will be unable to execute our international marketing strategy for our products.

Further, many countries have laws governing marketing of motorcycles and related products and laws relating to relationships with, and termination of, distributors in those countries. These laws may make it more difficult for us to promote our product effectively and in a cost-efficient manner. We cannot assure you that we will be able to successfully market and sell our products in foreign countries or that these efforts will result in additional revenue or that any revenue we do obtain from the sales of our petrol products in foreign countries will not be offset by increased regulatory and compliance costs. Any foreign operations or sales we generate will be subject to the effects of currency fluctuations to the extent payments to us or by us are not made in U.S. dollars. The translation from foreign currency to U.S. dollars could negatively impact our results of operations. We will also be affected by local economic conditions in the countries in which we sell our products and the difficulties associated with managing operations from long distances.

Risks Relating to Our Common Stock and this Offering

The shares will not be freely tradable until one year from the initial purchase date. Although the shares may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is a limited public market for our common stock. Because the shares have not been registered under the Securities Act or under the securities laws of any state or non-U.S. jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. it is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for them in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in the offering will be required to represent that it is purchasing the shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

Rule 144 is not currently available for resales of our securities.

Rule 144 under the Securities Act provides a safe harbor under which holders of restricted securities and affiliates of an issuer may resell their securities into the public market. On March 30, 2016, we filed a Form 15 with the SEC and, thus, became a non-reporting company. One of the requirements for Rule 144 for a non-reporting company is the current public information requirement. A non-reporting company satisfies the current public information requirement by making "publicly available" the information specified in Rule 15c2-11(a)(5)(i) to (xiv) and (xvi). We have not complied with the current public information requirement and no assurance can be provided as to the date that our securities will again become eligible for resale under Rule 144. Accordingly, Rule 144 is no longer available to permit our shareholders to resell their securities.

The unavailability of the Rule 144 resale exemption for our securities may adversely affect our ability to raise additional financing on a private placement basis and may adversely affect the ability of our private placees and affiliates to resell their securities into the public market, all of which could have a material adverse effect on us and our shareholders. Any investor in the Shares should be prepared to hold the Shares for an indefinite period of time.

As a former shell company, if we continue to fail to make publicly available "current Form 10" information, our shareholders will be unable to use Rule 144 to remove restrictive legends from share certificates.

We are a former shell company and, as such, are subject to the requirements of Rule 144(i) of the Securities Act which require the disclosure by us of "current Form 10" information in order for shareholders to take advantage of Rule 144 for the removal of restrictive legends from share certificates and to be subject to the reporting requirements of the Exchange Act. We have filed a Form 15 and are no longer subject to the reporting requirements of the Exchange Act and we have failed to file reports with the SEC. If we continue not be subject to the reporting requirements of the Exchange Act and if we continue to fail to make publicly available "current Form 10" information, our shareholders will not be able to take advantage of Rule 144 for the removal of restrictive legends from their share certificates which would make their shares illiquid.

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The Shares being sold in this offering will be classified as restricted securities and, unless the Shares are registered with the SEC, this would limit their public resale.

The Shares will be restricted securities as that term is defined in Rule 144 promulgated by the SEC under the Securities Act. The stock certificates representing the Shares will bear a restrictive legend and under federal and state securities laws will be subject to certain requirements on transfer and resale, including a minimum holding period, possible limitations upon the amount and manner of sales, public disclosure by us of certain information about the Company, and certain notification requirements with the SEC. Because resales under Rule 144 are not currently available, the Shares may not be eligible for resale until the Shares are included in an effective registration statement filed with the SEC. We have not agreed to register the Shares for public resale.

The public trading market for our common stock is volatile and will likely result in higher spreads in stock prices.

Our common stock is authorized for trading in the over-the-counter market and is quoted on the OTC Markets (OTC Pink: CMOT). Nevertheless, only a limited trading marked for our stock with small daily volumes has developed. The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as our ability to implement our business plan, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock. In addition, the spreads on stock traded through the over-the-counter market are generally unregulated and higher than on stock exchanges, which means that the difference between the price at which shares could be purchased by investors on the over-the-counter market compared to the price at which they could be subsequently sold would be greater than on these exchanges. Significant spreads between the bid and asked prices of the stock could continue during any period in which a sufficient volume of trading is unavailable or if the stock is quoted by an insignificant number of market makers. We cannot ensure that our trading volume will be sufficient to significantly reduce this spread, or that we will have sufficient market makers to affect this spread. These higher spreads could adversely affect investors who purchase the shares at the higher price at which the shares are sold, but subsequently sell the shares at the lower bid prices quoted by the brokers. Unless the bid price for the stock increases and exceeds the price paid for the shares by the investor, plus brokerage commissions or charges, the investor could lose money on the sale. For higher spreads such as those on over-the-counter stocks, this is likely a much greater percentage of the price of the stock than for exchange listed stocks. There is no assurance that at the time the investor wishes to sell the Shares, the bid price will have sufficiently increased to create a profit on the sale.

If we fail to strictly comply with the requirements for an exemption from the registration requirements of the Securities Act and any state or foreign securities laws, we and any recipient of the securities in this offering may be subject to liability for the unlawful sale of unregistered securities.

It is our intention to offer and sell the Shares in this offering in accordance with an exemptions from registration contained Regulation CF and in Rule 506(c) of Regulation D promulgated by the SEC under the Securities Act, and similar state exemptions or preemption from state registration requirements. The Shares in the Regulation CF portion of this offering cannot exceed $1,070,000. Shares issued under Regulation D of this offering can only be sold to "accredited investors" as defined in Regulation D. We are also subject to antifraud provisions of state and federal securities laws in connection with the information furnished to each person purchasing the Shares. For sales of the Shares we must also file a notice on Form D with the SEC and the state securities agencies. For non-U.S. investors, all sales must comply with the laws of the foreign jurisdiction. The failure to comply strictly with the requirements of these rules and laws, and the similar state exemption provisions, could make such exemptions unavailable and would create liability for us, our officers and directors, and the recipients of the Shares for failure to register the securities. In addition, we have sold securities prior to the date of this offering. If any of the securities sold by us previously, or otherwise sold by us during or within six months following the close of this offering, are integrated with this offering, or if this non-public offering is integrated with the prior registration statement, such integration could preclude us from qualifying for an exemption from registration for this offering. In addition, the failure to have met the exemption provisions under state laws where we previously offered and sold shares of our common stock or other securities, could require us to grant rescission rights to these investors, who could also collect monetary damages against us in some cases as high as three times the amount of the initial investment.

Our stock ownership is concentrated among a relatively small group of principal shareholders who have substantial control over us, including our directors and executive officers, and could delay or prevent a change in corporate control.

H. Matthew Chambers (our Chairman, President, CEO, and director) and Optimum Solution Pte. Ltd., together with their affiliates, along with our directors, employees and executive officers, beneficially control, in the aggregate, approximately 64% of our common stock. As a result, these shareholders, acting together, would have the ability to significantly influence or control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to significantly influence or control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

- delaying, deferring or preventing a change in corporate control;
- impeding a merger, consolidation, takeover or other business combination involving us; or
- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, during the next meeting of shareholders where directors are elected, Mr. Chambers has furnished an irrevocable proxy to Optimum to vote his shares for the election of Optimum's designee and Optimum has furnished to Mr. Chambers an irrevocable proxy vote its shares to elect the remaining slate of directors at Mr. Chambers' discretion.

Further, Mr. Chambers was awarded through the board of directors 1 non-redeemable share of preferred stock. The "Series A Preferred Stock" consists of one (1) share of preferred stock having a par value of $0.001 per share. The series A preferred share entitles the holder, at each shareholder's meeting, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration, to cast votes representing forty percent (40%) of the outstanding votes. This "Series A Preferred Stock" will vote together with the holders common stock. (*See "Our Certificate of Incorporation allows for our board to create series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock" below*)

The price of our securities may be volatile and a shareholder's investment could decline in value.

The price of our common stock may fluctuate significantly, making it difficult for an investor to resell our securities at an attractive price. The market prices for securities of emerging companies have historically been highly volatile. Future events concerning us or our competitors could cause such volatility, including:

- changes in consumer preferences,
- technological innovations or new commercial products by us or our competitors,
- actual or anticipated variations in our operating results,
- changes in government regulation and regulation of the securities markets,
- government investigation of us or our products,
- changes in government regulation of our products,
- developments concerning proprietary rights,
- increases in gasoline prices,
- investor perception of us and our industry,
- general economic and market conditions,
- national or global political events, or
- public confidence in the securities markets.

In addition, the stock market is subject to price and volume fluctuations that affect the market prices of our securities, of companies in general, and small-capitalization companies, such as ours in particular. These fluctuations are often unrelated to the operating performance of these companies. Additionally, any failure by us to meet or exceed estimates of financial analysts is likely to cause a decline in the price of our securities. Securities class action litigation has often been instituted following periods of volatility in the market price of a company's securities. Any such class action brought against us would likely be very costly to us and also divert management's attention and resources that could otherwise be directed to benefit the future performance of our business.

We have not paid cash dividends since inception and do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Our common stock is deemed "penny stock," which could make it more difficult for our investors to sell their shares.

Our common stock is subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on the NASDAQ Stock Market or other national securities exchange and trades at less than $5.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities remain subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Our Certificate of Incorporation allows for our board to create series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could allocate the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure of our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our motorcycles.

No one has guaranteed the sale of any of the Shares being offered by us which means that we may not be able to sell all of the Shares being offering hereby.

The Shares are being offered exclusively by officers and directors of the Company. All sales will be on a best-efforts basis, which means that no one has guaranteed the sale of any of the Shares. Also, we have not established a minimum offering amount which means that we may close the offering before all of the Shares are sold. If we raise less than the maximum proceeds, we will not be able to fully implement our current business plan as outlined in this Memorandum and we will be required to seek additional financing from sources which may be less favorable to us than through the sale of the Shares in this offering.

THE COMPANY AND ITS BUSINESS

The Company's Business

Curtiss Motorcycle Company, Inc. is a Corporation incorporated on May 5, 2005, under the laws of Delaware as "Confederate Motors, Inc." The company changed its name to "Curtiss Motorcycle Company, Inc.," on January 3, 2018. On February 20, 2018 the company was issued a new symbol and was officially changed from "CFED" to "CMOT."

Curtiss Motorcycle Company is a technology company focused on the development and commercialization of its "One Life – One Bike" technology. All Curtiss battery electric bikes are designed with the future in mind. As technology advances, Curtiss battery electric motorcycles will be able to adapt making them the first inter-generational battery electric motorcycle. The company currently has seven full-time employees and three full-time independent contractors.

MANAGEMENT

Directors and Executive Officers

The following table contains information with respect to our directors and executive officers:

NAME	POSITION	DIRECTOR/OFFICER SINCE
H. Matthew Chambers	Chairman, President and Chief Executive Officer	2009
James Hoegh	Director	2015
Juan Mesa	Director	2016
Pamela Miller	Director, Secretary	2015
Arun Pandey	Director	2014
Jay Etheridge	Chief Financial Officer	2013

H. Matthew Chambers has served as President and CEO of our former operating subsidiary, Confederate Motor Company, Inc., since its inception in 1991 until dissolved in 2006, and as our President and CEO since February 12, 2009. From 1978 until 1991 he was engaged in the practice of law in the areas of real estate and personal injury. Mr. Chambers won the largest verdict of his career in a police brutality case. The verdict represented the largest ever granted in the state of Louisiana against a sheriff's parish agency. He received his Bachelor of Arts in business administration from Louisiana State University in 1975, and his juris doctorate degree from LSU in 1978. He devotes all of his business time to our company.

James Hoegh has served as a member of our Board of Directors since October 2015. Mr. Hoegh is a licensed physical therapist, certified athletic trainer, and the founder of Physical Therapy by Hoegh, a health-care boutique in Sunbury, PA. Mr. Hoegh graduated from the University of Iowa in 1984, and from 1984-1996, he served as Athletic Trainer to legendary coach and wrestler Dan Gable and the Iowa Hawkeyes, with several National Championships to their credit. In 1996, Mr. Hoegh left Iowa to be an independent physical therapy contractor, and for several years traveled extensively throughout the United States, Great Britain, and all of Europe. Mr. Hoegh is an accomplished bicyclist and hiker and, in 2005, he successfully summited the 19,341 ft. peak of Mount Kilimanjaro, Africa, and was a top 5% finisher among 10,000 riders in the 110 mile, Maratona dles Dolomites, Italy, reputed to be "the most chaotic bike race on earth." Mr. Hoegh's primary passion is motorcycling and, in 2010, he partnered with us in pursuance of land speed racing. Mr. Hoegh is a five-year racing veteran of the infamous Bonneville Salt Flats, Utah, where he and Team Confederate established a new land speed record three consecutive years, 2012-2014, and which remain unbroken today.

Juan Mesa was appointed as a member of our Board of Directors in October 2016. From February 2014 to the present, Mr. Mesa has been employeed full-time by the County of Monterey Resource Management Agency as a construction management specialist.

Pamela Miller has served as a member of our Board of Directors since July 2015. Ms. Miller is currently employed on a full-time basis by us and has been since 2012.

Arun Kumar Pandey was appointed as a member of our Board of Directors on March 30, 2014 and Mr. Pandey accepted the appointment on July 11, 2014. From July 2007 to the present, Mr. Pandey has owned and operated Rhiti Sports Management Ltd.

Jay Etheridge has served as our Chief Financial Officer since April 8, 2013 and he has devoted all of his time to his position with us since his appointment.

PRINCIPAL SECURITY HOLDERS

The table below shows the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power:

Name of Holder	Number and Class of Securities Held	% of Voting Power Prior to Offering(1)(2)
H. Matthew Chambers	12,107,888 shares of Common Stock	26.23%
H. Matthew Chambers	1 share of Series A Preferred Stock	40%
RSC Affiliated Businesses, LLC(3)	2,633,220 shares of Common Stock	5.7%

(1) This table is based upon information supplied by principal stockholders and is believed to be accurate. Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants, or other conversion privileges currently exercisable or convertible, or exercisable or convertible within 60 days of October 31, 2018, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Where more than one person has a beneficial ownership interest in the same shares, the sharing of beneficial ownership of these shares is designated in the footnotes to this table.
(2) At October 31, 2018, we had 46,503,922 shares outstanding.
(3) Consists of shares owned by RSC Affiliated Businesses, LLC, a company controlled by Mr. Chambers and for which he has the power to vote and invest the shares.

USE OF PROCEEDS

The net maximum proceeds to us from the sale of the Shares offered hereby are estimated to be approximately $1,016,500, after payment of general costs of the offering, including, but not limited to, filing fees, legal and accounting fees, and other direct costs of the offering. Pending use of the net proceeds, we intend to invest the funds in interest-bearing accounts with one or more financial institutions.

The use of the net proceeds of this offering is based upon our cost estimates and current business plans, including our current assumptions regarding employee headcount and research and development funding, among other things. We estimate that under current operating plans the sale of all of the Shares would meet our cash flow requirements until we become cash flow neutral, although without further funds from this offering or otherwise, we would not be able to implement our growth plans.

If actual costs associated with our business exceed our estimates or unanticipated events require a change in our plans, or if we are unable to sell the maximum number of Shares, we may find it necessary or advisable to reallocate

some of the proceeds. Any proceeds allocated for costs of this offering which are not required for these purposes will be allocated to one of the other categories under use of proceeds at the discretion of management or will be allocated to general working capital or other relevant purposes. Management retains the right to reallocate the proceeds of this offering to the extent necessary to meet the operating and growth needs of the company as the business evolves.

The following table sets forth the anticipated use of the total proceeds from the sale of the Shares and the applicable percentage of each use. In the event we raise less than the maximum proceeds from the sale of the Shares, we intend to allocate the proceeds from the offering in the order set forth below.

Uses of the Proceeds	Offering Proceeds	Percentage
Wefunder / Offering Costs	$ 53,500	5%
Working Capital	107,000	10%
Production Prototype Models	181,900	17%
Initial Series 1 Inventory	727,600	68%
Total	$1,070,000	100%

DILUTION

If you purchase Shares from us, your interest in the Shares will be diluted to the extent of the difference between the Share price and the adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of June 30, 2018, was $23,736, or approximately $0.00 per share of common stock (based upon 46,038,922 common shares issued and outstanding at June 30, 2018). We calculate net tangible book value per share by calculating the difference between the total assets less intangible assets and total liabilities, and dividing the result by the number of shares of common stock outstanding at the time.

Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase Shares in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering as of June 30, 2018, after giving effect to the sale of all of the Shares in this offering, less the $53,500 in costs of this offering.

Offering price per share	$ 0.20
Net tangible book value as of June 30, 2018	$ 23,736
Increase attributable to this offering	$ 1,016,500
Adjusted net tangible book value per share after this offering	$ 0.02
Dilution in net tangible book value per share to new investors	$ 0.00

RECENT DEVELOPMENTS

Since the filing of our last report with the SEC, no material events have occurred. Nevertheless, this should not create any implication that there has been no change in the affairs of our company since the date of this Memorandum.

DESCRIPTION OF SECURITIES

Shares

We are offering up to 5,350,000 shares (the "**Shares**") of our common stock. Each Share is $0.20.

Common Stock

We are authorized to issue up to 200,000,000 shares of $0.001 par value common stock. Our Certificate of Incorporation does not provide for cumulative voting and the holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our common stock are entitled to receive ratably such common stock dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. A merger, conversion, exchange or consolidation of us with or into any other person or sale or transfer of all or any part of our assets (which does not in fact result in our liquidation and distribution of assets) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of our common stock have no preemptive or conversion rights.

Our Certificate of Incorporation requires that we maintain a minimum of five directors. Our Certificate of Incorporation also provides for three classes of directors with varying terms, with the terms of the directors appointed to each class to expire upon our annual meetings based upon staggered terms. Since implementing these provisions in our Certificate of Incorporation we have not held an annual meeting of shareholders. Management intends to revise these provisions prior to the next annual meeting.

In connection with the 2013-2014 funding by Optimum Solution Pte. Ltd., H. Matthew Chambers issued a proxy to Optimum to vote his shares for the election of Optimum's designee for a director and Optimum furnished a proxy to Mr. Chambers to elect the remaining slate of directors. As part of the funding transaction, the Board of Directors appointed Arun Pandey, a party designated by Optimum, to serve as a director. So long as Optimum owns at least 25% of the shares purchased in that offering, it has the right to designate to the Board of Directors or Nominating Committee, as applicable, one person to be nominated for election as a director at the next annual meeting, or special meeting in lieu of annual meeting, at which directors are to be elected, and the Board has agreed to nominate such person unless it obtains a legal opinion that nominating such person would result in a breach of the Board's fiduciary duties.

All outstanding shares of common stock and all shares of common stock when issued by us will be fully paid and nonassessable. Our board is authorized to issue additional shares of common stock within the limits authorized by our Certificate of Incorporation without stockholder approval.

Restricted Securities

The shares purchased in this offering are restricted securities as defined in Rule 501 under Regulation D promulgated by the SEC. For one year, the shares can only be resold in (1) an IPO, (2) to the company, (3) to an "accredited investor," and (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

Stock Incentive Plans

On October 16, 2014, our board of directors adopted the 2014 Stock Incentive Plan (the "**2014 Plan**") and on March 26, 2018, our board of directors adopted the 2018 Stock Incentive Plan (the "**2018 Plan**," together, with the 2014 Plan, the "**Plans**"). The purposes of the Plans are (a) to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of our company, by providing them an opportunity to participate in the ownership of our company and thereby have an interest in the success and increased value of our company.

There are 4,000,000 and 7,500,000 shares of common stock authorized for non-qualified and incentive stock options, restricted stock units, restricted stock grants, and stock appreciation rights under the 2014 Plan and 2018 Plan, respectively, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.

The Plans are administered by our board of directors; however, the board of directors may designate administration of the Plans to a committee consisting of at least two independent directors. Only employees of our company or of an "Affiliated Company", as defined in the Plan, (including members of the board of directors if they are employees of our Company or of an Affiliated Company) are eligible to receive incentive stock options under the Plans. Employees of our Company or of an Affiliated Company, members of the board of directors (whether or not employed by our company or an Affiliated Company), and "Service Providers", as defined in the Plans, are eligible to receive non-qualified options, restricted stock units, and stock appreciation rights under the Plans. All awards are subject to Section 162(m) of the Internal Revenue Code.

No option awards may be exercisable more than ten years after the date it is granted. In the event of termination of employment for cause, the options terminate on the date of employment is terminated. In the event of termination of employment for disability or death, the optionee or administrator of optionee's estate or transferee has six months following the date of termination to exercise options received at the time of disability or death. In the event of termination for any other reason other than for cause, disability or death, the optionee has 30 days to exercise his or her options.

The Plans will continue in effect until all the stock available for grant or issuance has been acquired through exercise of options or grants of shares, or until ten years after its adoption, whichever is earlier. Awards under the Plans may also be accelerated in the event of certain corporate transactions such as a merger or consolidation or the sale, transfer or other disposition of all or substantially all our assets.

The Board has authorized the issuances of 4,000,000 shares under the 2014 Plan and 7,500,000 shares under the 2018 Plan.

FINANCIAL CONDITION

The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto as filed with this report.

We produced premium, heavyweight (651+cc) motorcycles. In January 2018, we formally announced that we will be producing fully-electric motorcyles (with the exception of the Curtiss Warhawk). We currently produce the Curtiss Warhawk. The Warhawk is the only gasoline model Curtiss will produce. We anticipate accepting reservations on the electric Curtiss Zeus on November 23, 2018 (Black Friday).

Overview and Outlook

Revenue for the fiscal year ended March 31, 2018 was $2,224,649 compared to $3,705,614 for the fiscal year ended March 31, 2017. Our year-end financial performance reflected a decrease in motorcycle shipments. Net profit was $84,634 for the fiscal year ended March 31, 2018 compared to a net profit of $585,908 for the fiscal year ended March 31, 2017. The reduction in net profit for fiscal year ended March 31, 2018 is due to our decision to fund development our line of electric battery motorcycles.

Cash flow from operating activities was ($784,6436) for the fiscal year ended March 31, 2018 compared to ($373,572) for the fiscal year ended March 31, 2017. Net cash flow from investing activities was $0 and $0 for fiscal years ended March 31, 2018 and 2017, respectively. Net cash flow from financing activities was $1,156,558 and $343,835 for fiscal years ended March 31, 2018 and 2017, respectively.

We believe that the near-term global economic environment and new environmental regulations are improving the electric vehicle business. We are optimistic about ours long-term business prospects and plans to continue to expand production and global distribution. The operational focus for the first and second quarters fiscal years ended March 31, 2018 was spent on finalizing the production run and sale of the CX4 architecture as well as finalizing the design of the Curtiss Warhawk. The third and fourth quarter focus was on the design of the Curtiss Zeus and the launch of the Curtiss Brand.

Cost of Goods Sold

Cost of goods sold was $796,392 for the fiscal year ended March 31, 2018 compared to $2,058,222 in the fiscal year ended March 31, 2017. The decrease in cost of goods sold was primarily due to a decrease in petrol motorcycle interest.

Gross Profit

Gross profit was $1,428,257 for the fiscal year ended March 31, 2018 compared to $1,647,392 in fiscal year ended March 31, 2017. Gross profit was lower due to a decrease in motorcycle shipments. Gross profit percentage increased to 64.2% of revenue from 44.5% the prior year due to a higher average selling price.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative costs was $1,058,882 for the fiscal year ended March 31, 2018 compared to $966,018 for the fiscal year ended March 31, 2017. The increase in SG&A is primarily due the non-cash share disbursement to directors, employees and officers.

Research and Development Costs

Research and development costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying statements of operations. Research and development costs totaled $246,240 and $86.231 for the fiscal years ended March 31, 2018 and 2017, respectively.

Results of Operations for the Fiscal Year Ended March 31, 2018 Compared to the Fiscal Year Ended March 31, 2017

	Year Ended	
	March 31, 2018	**March 31, 2017**
Revenue from motorcycles & related products	$ 1,578,746	$ 3,580,1873,603,213
Gross Profit	$ 1,428,257	$ 1,647,3921,544,990
Operating Expense	$ 1,305,1221,323,363	$ 1,052,2491,060,831
Other Income (Expense)	$ 101,875	$ 594,492
Net Income (Loss)	$ 84,634	$ 585,908
Earnings (Loss) per Share	$ 0.00	$ 0.04

Cautionary Statements

Our ability to meet the targets and expectations noted depends upon, among other factors, our ability to (i) continue to realize production efficiencies and manage operating costs including materials, labor and overhead; (ii) manage production capacity and production changes; (iii) manage supply chain issues; (iv) provide products, services and experiences that are successful in the marketplace; (v) develop and implement sales and marketing plans that retain existing retail customers and attract new retail customers in an increasingly competitive marketplace; (vi) continue to develop the capabilities of its distributor network; (vii) manage changes and prepare for requirements in legislative and regulatory environments for its products, services and operations; (viii) manage access to reliable sources of capital and adjust to fluctuations in the cost of capital; (ix) anticipate consumer confidence in the economy; (x) retain and attract talented employees; (xi) detect any issues with our motorcycles or manufacturing processes to avoid delays in new model launches, increased warranty costs or litigation.

Our ability to sell our motorcycles and related products and services and to meet our financial expectations also depends on the ability of our independent distributors to sell our motorcycles and related products and services to retail customers. We depend on the capability and financial capacity of our independent distributors to develop and implement effective retail sales plans to create demand for the motorcycles and related products and services they purchase from us.

Liquidity and Capital Resources

At March 31, 2018, we had cash of $372,658.

We increased our cash position by $371,032 over the prior year. Cash flow from operations decreased to a loss of $934,937 from $354,350 in the fiscal year ended March 31, 2018. The decrease was partially a result of Research and Development of the Curtiss line of products.

To the extent we are successful in rolling out our product line and increasing demand for our motorcycles, we plan to use our working capital to fund continued expansion. Over the next 12 months, we will prepare for production of the Curtiss Zeus while producing the final Curtiss Warhawks. Warhawk sales will fund operations. We intend to raise capital through the sale and issuance of our common stock to continue to finalize the electric motorcycles and bring them to market.

Over the long-term, we expect that our business model will continue to generate cash that will allow us to invest in the business, fund future growth opportunities and return value to shareholders.

In addition, at December 31, 2014, we owed $175,500 to investors in a 2009 offering as a penalty in connection with the registration of the shares sold in the offering. We expect to use proceeds from private stock offerings and / or profit to satisfy the registration rights liability, should a payment be demanded. In connection with the registration penalty, we may also attempt to negotiate a settlement with the parties to satisfy the obligations with shares of our equity securities or installment payments.

Our opinion concerning our liquidity is based on current information. If this information proves to be inaccurate, or if circumstances change, we may not be able to meet our liquidity needs.

Recent Accounting Pronouncements

Various ASU's up through ASU No. 2014-07 contain technical corrections to existing guidance or affect guidance to specialized industries or entities were recently issued. These updates have no current applicability to the Company or their effect on the financial statements would not have been significant.

Critical Accounting Policies

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ("**GAAP**"). GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 1 of our financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would affect consolidated results of operations, financial position or liquidity for the periods presented in this report.

Significant amounts of our shares of common stock have been issued as payment to employees and non-employees for services. These are non-cash transactions that require management to make judgments related to the fair value of the shares issued, which affects the amounts reported in our consolidated financial statements for certain of our assets and expenses. For historic fiscal years when there was not an observable active, liquid market for our common stock, the valuation of the shares issued in a non-cash share payment transaction relies on observation of arms-length transactions where cash was received for our shares, before and after the non-cash share payment date.

Off-Balance Sheet Arrangements

None.

TRANSFER AGENT

We have selected American Registrar & Transfer Co. in South Jordan UT, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.